SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Evelo Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

299734202

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Pioneering Inc.

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 299734202

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Flagship VentureLabs IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 34,219
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 34,219

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,219
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Ventures Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,496,014
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,496,014

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,496,014
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Ventures Fund IV-Rx, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 94,371
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 94,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,371
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Ventures Fund IV General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,590,385
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,590,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,590,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship VentureLabs V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 132,282
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 132,282

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,282
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship VentureLabs V Manager LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 132,282
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 132,282

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,282
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Pioneering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,557,208
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,557,208

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,557,208
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Ventures Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 210,064
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 210,064

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship V VentureLabs Rx Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 80,494
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 80,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734202

1.	Names of Reporting Persons. Nutritional Health Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,798
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,798

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,798
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734202

1.	Names of Reporting Persons. Nutritional Health Disruptive Innovation Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 179,909
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 179,909

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 179,909
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Ventures Fund V General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 510,265
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 510,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 510,265
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Ventures Opportunities Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 274,766
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 274,766

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,766
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Ventures Opportunities Fund I General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 274,766
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 274,766

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,766
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734202

1.	Names of Reporting Persons. Nutritional Health LTP Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,493,241
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,493,241

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,241
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734202

1.	Names of Reporting Persons. Nutritional Health LTP General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,493,241
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,493,241

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,241
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Pioneering Fund VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,931,685
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,931,685

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,931,685
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734202

1.	Names of Reporting Persons. Flagship Pioneering Fund VII General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,931,685
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,931,685

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,931,685
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734202

1.	Names of Reporting Persons. Noubar B. Afeyan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,932,624
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,932,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,932,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299734202

Item 1. Security and Issuer

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on May 21, 2018, as amended, with respect to the shares of common stock, $0.001 par value per share (“Common Stock”), of Evelo Biosciences, Inc. (the “Company” or the “Issuer”). On June 29, 2023, the Issuer effected a 1-for-20 reverse stock split of its common stock (the “Reverse Stock Split”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented the following:

On July 11, 2023, the Flagship Funds purchased an aggregate of 5,411,255 shares of the Issuer’s Common Stock in a private placement (the “Private Placement”) for a purchase price of $2.31 per share, as set forth in the table below.

Purchaser (Reporting Person)	Number of Shares
Flagship Fund IV	1,082,251
Nutritional Health LTP	1,082,251
Flagship Fund VII	3,246,753

On July 11, 2023, upon consummation of the Private Placement, Theo Melas-Kyriazi, an Advisor Partner at Flagship Pioneering, Inc. (“Flagship Pioneering”), resigned from the Issuer’s Board of Directors (the “Board”). On the same date, Jeffrey R. Moore, Senior Vice President, Facilities & Venture Debt at Flagship Pioneering, and Alexander C. Reynolds, Chief Operating Officer, Pioneering Medicines at Flagship Pioneering, were appointed to the Board.

The Reporting Persons, either directly or indirectly through Mr. Moore, Mr. Reynolds and Robert L. Rosiello, an Executive Partner at Flagship Pioneering, in their fiduciary capacities as directors of the Issuer, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire or dispose of Securities through open market transactions, privately negotiated transactions or other methods.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on approximately 18,789,709 shares of Common Stock outstanding, as provided by the Issuer to the Reporting Persons.

Flagship VentureLabs IV LLC (“VentureLabs IV”), Flagship Ventures Fund IV, L.P. (“Flagship Fund IV”), and Flagship Ventures Fund IV-Rx, L.P. (“Flagship Fund IV-Rx” and together with VentureLabs IV and Flagship Fund IV, the “Flagship IV Funds”) directly hold 34,219 shares, 1,461,795 shares and 94,371 shares of Common Stock, respectively. Flagship Fund IV, as the manager of VentureLabs IV, may be deemed to beneficially own the shares directly held by VentureLabs IV. Flagship Ventures Fund IV General Partner LLC (“Flagship Fund IV GP”), as the general partner of the Flagship Fund IV Funds, may be deemed to beneficially own the shares directly held by the Flagship Fund IV Funds.

Flagship VentureLabs V LLC (“VentureLabs V”) directly holds 132,282 shares of Common Stock. VentureLabs V Manager LLC (“VentureLabs V Manager”), as the manager of VentureLabs V, and Flagship Pioneering, as the manager of VentureLabs V Manager, may be deemed to beneficially own the shares directly held by VentureLabs V.

CUSIP No. 299734202

Flagship Ventures Fund V, L.P. (“Flagship Fund V”), Flagship V VentureLabs Rx Fund, L.P. (“VentureLabs Rx V”), Nutritional Health Side Fund, L.P. (“Nutritional Health Side Fund”), and Nutritional Health Disruptive Innovation Fund, L.P. (“Nutritional Innovation Fund” and together with Flagship Fund V, VentureLabs Rx V and Nutritional Health Side Fund, the “Flagship V Funds”) directly hold 210,064 shares, 80,494 shares, 39,798 shares, and 179,909 shares of Common Stock, respectively. Flagship Ventures Fund V General Partner LLC (“Flagship Fund V GP”), as the general partner of the Flagship Fund V Funds, may be deemed to beneficially own the shares directly held by the Flagship Fund V Funds.

Flagship Ventures Opportunities Fund I, L.P. (“Flagship Opportunities I”) directly holds 274,766 shares of Common Stock. Flagship Ventures Opportunities Fund I General Partner LLC (“Flagship Opportunities GP”), as the general partner of Flagship Opportunities I, may be deemed to beneficially own the shares directly held by Flagship Opportunities I.

Nutritional Health LTP Fund, L.P. (“Nutritional LTP”) directly holds 1,493,241 shares of Common Stock. Nutritional Health LTP Fund General Partner LLC (“Nutritional LTP GP”), as the general partner of Nutritional LTP, and Flagship Pioneering, as the manager of Nutritional LTP GP, may be deemed to beneficially own the shares directly held by Nutritional LTP.

Flagship Pioneering Fund VII, L.P. (“Flagship Fund VII” and together with the Flagship IV Funds, the Flagship V Funds, Flagship Opportunities I and Nutritional Health LTP, the “Flagship Funds”) directly holds 3,931,685 shares of Common Stock. Flagship Pioneering Fund VII General Partner LLC (“Flagship Fund VII GP”), as the general partner of Flagship Fund VII, and Flagship Pioneering, as the manager of Flagship Fund VII GP, may be deemed to beneficially hold the shares held directly by Flagship Fund VII.

Dr. Afeyan, as the sole manager of Flagship Fund IV GP, Flagship Fund V GP and Flagship Opportunities GP and as the Chief Executive Officer, director and sole stockholder of Flagship Pioneering, may be deemed to beneficially own the shares directly held by the Flagship Funds.

Item 5(c) is hereby amended to include the following:

(c) On July 11, 2023, the Flagship Funds purchased an aggregate of 5,411,255 shares of the Issuer’s Common Stock in connection with the Private Placement, as described in Item 4 above. The purchase price was $2.31 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

Securities Purchase Agreement

On July 7, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein, including Flagship Fund IV, Nutritional LTP and Flagship Fund VII (the “Investors”), pursuant to which the Company agreed to issue and sell an aggregate of 11,025,334 shares (the “Shares”) of the Company’s Common Stock to the Investors in a private placement for aggregate gross proceeds of approximately $25.5 million, before deducting private placement expenses. The closing of the Private Placement occurred on July 11, 2023 (the “Closing Date”).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Purchasers, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

In addition, on the Closing Date, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with all of the Investors. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the SEC within 30 days after the Closing Date, for purposes of registering the resale of the Shares purchased by the Investors in the Private Placement, and any shares of Common Stock issued as a dividend or other distribution with respect to, in exchange for or in replacement of such Shares.

CUSIP No. 299734202

The Company agreed to use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 45 days after the filing of such registration statement.

The foregoing descriptions of the Purchase Agreement and Registration Rights Agreement are not complete and are qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, as filed with the SEC on July 10, 2023).

Exhibit 99.2	Registration Rights Agreement (incorporated by reference to 10.1 of the Issuer’s Current Report on Form 8-K, as filed with the SEC on July 12, 2023).

CUSIP No. 299734202

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2023

FLAGSHIP VENTURELABS IV LLC

By: Flagship Ventures Fund IV, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV-RX, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURELABS V LLC

By:	Flagship VentureLabs V Manager LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

CUSIP No. 299734202

FLAGSHIP VENTURELABS V MANAGER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP VENTURES FUND V, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP V VENTURLABs RX FUND, L.P.

By: Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH SIDE FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH DISRUPTIVE INNOVATION FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

CUSIP No. 299734202

FLAGSHIP VENTURES FUND V GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I, L.P.

By:	Flagship Ventures Opportunities Fund I General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND, L.P.

By:	Nutritional Health LTP Fund General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

NUTRITIONAL HEALTH LTP FUND GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING FUND VII, L.P.

By:	Flagship Pioneering Fund VII General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

CUSIP No. 299734202

FLAGSHIP PIONEERING FUND VII GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.